September 20, 2005

Board of Directors
New Harvest, Inc.
2321 West Grand Avenue
Wisconsin Rapids, Wisconsin 54495

Members of the Board:

        We have acted as your financial advisor in connection with contemplated merger between New Harvest, Inc. (the “Company”) and Northland Cranberries, Inc. (the “Target”). The Company was formed as an acquisition vehicle to facilitate a going private transaction involving the Target via a “short-form” merger (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Schedule 13E-3 to be filed by the Target with the Securities and Exchange Commission and disseminated to Target shareholders at a later date.

        You have requested our opinion as to the fairness to the “Public Shareholders” of the Target from a financial point of view of the consideration to be received by such shareholders in the Transaction. For purposes of this opinion, the term “Public Shareholders” means holders of the Target’s one class of publicly traded common stock (the “Common Stock”) other than (1) the Company; (2) Sun Northland, LLC; (3) First Generation, LLC; (4) John Swendrowski; (5) Wells Fargo Foothill, Inc.; (6) Abelco Finance, LLC; (7) U.S. Bank, National Association; (8) Mid America Bank, f.s.b. (successor in interest to St. Francis Bank, F.S.B.); (9) ARK CLO 2000-1 Limited; and (10) any other shareholders affiliated with the foregoing.

        In connection with rendering our opinion we have reviewed and analyzed the following material information:

(i)	publicly available information regarding the Target that we believed to be relevant to our analysis;

(ii)	certain internal information, including financial reports and statements and other financial and operating data and estimates (including financial projections) concerning the Target prepared by management of the Target;

(iii)	historical trading activity and reported prices for the Common Stock;

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(iv)	the financial performance of the Target with that of certain other comparable publicly-traded companies that we deemed relevant;

(v)	the financial terms, to the extent publicly available, of certain comparable transactions which we deemed relevant;

(vi)	the draft stock purchase agreement among the Company, U.S. Bank, National Association and Mid America Bank, f.s.b. (successor in interest to St. Francis Bank, F.S.B.) and other relevant documents to the Transaction;

(viii)	based on discussions with the Target’s management, the operations of and future business prospects for the Target and the anticipated financial consequences of the Transaction to the Target;

(ix)	other such analyses and services as we have deemed appropriate.

        We have relied on the accuracy and completeness of the information and financial data provided to us by the Target, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Target, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Target.

        As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Target. We are acting as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, which include the issuance of this fairness opinion. In addition, the Company has agreed to indemnify us against certain liabilities that could arise from providing financial advice, including certain liabilities that could arise from providing this opinion letter. In the past 18 months, we have performed various investment banking services for the Target for which we were paid a fee and our firm may be retained to do so again in the future. Additionally, as previously disclosed, our firm has in the past performed and may in the future perform investment banking services for Sun Capital Partners, Inc., or its affiliates; and our senior investment banker for this engagement is an investor in one or more investment funds sponsored by Sun Capital Partners, Inc., including a fund that has an investment in the Target. Sun Capital Partners, Inc. is an affiliate of both the Company’s and the Target’s majority shareholder.

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        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us, as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction and that neither the Company nor the Target will not incur or be liable for any material costs or expenses in connection with obtaining, or as a result of not obtaining, regulatory or other consents or approvals (contractual or otherwise).

        Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the Public Shareholders in the Transaction is fair to them from a financial point of view.

        This opinion is for the use and benefit of the board of directors of the Target. Our opinion does not address the merits of the underlying decision by the Target or the Company to engage in the Transaction. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Target or Company, or any other party other than the board of directors of the Company. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Stephens Inc. or any of its affiliates be made by the Company or any of its affiliates without the prior written consent of Stephens Inc. and except as required by applicable law. Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company’s or the Target’s shareholders and filed with the Securities and Exchange Commission provided that we approve such disclosure prior to publication.

Very truly yours,

/s/ Stephens Inc.

STEPHENS INC.

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